Filed Pursuant to General Instruction II.L of Form F-10
File No. 333-194916

No securities regulatory authority in Canada or the United States has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the accompanying short form base shelf prospectus dated April 9, 2014 to which it relates constitutes a public offering of securities only in those jurisdictions where they may lawfully be offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus from documents filed with the securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Energy Fuels Inc., at 225 Union Blvd, Suite 600, Lakewood, CO 80228 USA, telephone (303) 389-4143, and are also available electronically at www.sedar.com. See “Documents Incorporated by Reference”.

PROSPECTUS SUPPLEMENT No. 1
TO A SHORT FORM BASE SHELF PROSPECTUS DATED APRIL 9, 2014

New Issue	September 29, 2015

ENERGY FUELS INC.

Up to US$15,640,000

Common Shares

Energy Fuels Inc. (the “Company” or “Energy Fuels”) is hereby offering to sell common shares (“Common Shares”) having an aggregate offering price of up to US$15,640,000 under this prospectus supplement (the “Prospectus Supplement”) to the accompanying short form base shelf prospectus of the Company dated April 9, 2014 (the “Prospectus”), provided that in no event will the Company sell Common Shares having an aggregate value in excess of what would be permitted under Section 9.1 of National Instrument 44-102 — Shelf Distributions (“NI 44-102”). The Company has entered into a Controlled Equity OfferingSM sales agreement dated September 29, 2015 (the “Sales Agreement”) with Cantor Fitzgerald & Co. (the “Agent”) relating to the sale of Common Shares. In accordance with the terms of the Sales Agreement, the Company may offer and sell Common Shares having an aggregate offering price of up to US$15,640,000 (the “Offering”) from time to time, through the Agent.

An investment in the Common Shares involves a high degree of risk and must be considered speculative due to the nature of the Company’s business and the present stage of exploration and development of certain of its properties. Prospective investors should carefully consider the risk factors described in this Prospectus Supplement and the Prospectus under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” and the risk factors discussed in, or incorporated into, the Annual Information Form and the 2015 Circular (each as defined herein) that are incorporated by reference into this Prospectus Supplement and the Prospectus.

This Offering is made by a Canadian issuer that is permitted under a multi-jurisdictional disclosure system adopted by the United States and Canada to prepare this Prospectus Supplement and the Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those applicable to issuers in the United States. Financial statements of the Company incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and may not be comparable to financial statements of United States companies. The financial statements of Uranerz Energy Corporation that are incorporated by reference into this Prospectus Supplement were prepared in accordance with U.S. generally accepted accounting principles.

Prospective investors should be aware that the acquisition of the Common Shares described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Prospective investors should read the tax discussion contained in the Prospectus under the heading “Certain Income Tax Considerations” as well as the tax discussion contained in this Prospectus Supplement under the headings “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations, and should consider whether to consult with an independent tax advisor with respect to their particular circumstances.”

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is governed by the laws of Canada, that some of its directors are residents of Canada, that some or all of the dealers or experts named in the registration statement of which this Prospectus Supplement forms a part, are residents of a foreign country, and that a portion of the assets of the Company and said persons are located outside the United States.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, NOR ANY STATE SECURITIES REGULATOR, HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “EFR” and on the NYSE MKT LLC (“NYSE MKT”) under the symbol “UUUU”. On September 28, 2015, the last trading day of the Common Shares prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX was $3.85 and on the NYSE MKT was US$2.86. The Company has applied to list the Common Shares distributed under this Prospectus Supplement on the TSX and NYSE MKT. The TSX has conditionally approved the Company’s application to list the Common Shares issued hereunder, subject to the Company fulfilling all of the listing requirements of the TSX. Listing of the Common Shares on the NYSE MKT will be subject to the Company fulfilling all of the listing requirements of the NYSE MKT.

Sales of Common Shares, if any, under this Prospectus Supplement and the accompanying Prospectus are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the NYSE MKT or any other existing trading markets for Common Shares in the United States. No Common Shares will be offered in Canada. The Common Shares will be distributed at market prices prevailing at the time of the sale or at prices to be negotiated with purchasers of such Common Shares. As a result, prices may vary as between purchasers and during the period of distribution. See “Plan of Distribution”.

Energy Fuels will pay the Agent compensation for its services in acting as agent in the sale of Common Shares pursuant to the terms of the Sales Agreement. Energy Fuels will pay the Agent compensation up to but not exceeding 3.0% of the gross proceeds from sales of Common Shares made thereunder. Energy Fuels estimates that the total expenses that it will incur for the Offering (including fees payable to stock exchanges, securities regulatory authorities, its counsel and auditors and the Agent’s counsel, but excluding compensation payable to the Agent under the terms of the Sales Agreement) will be approximately $280,000. Energy Fuels has agreed to provide indemnification and contribution to the Agent against, among other things, certain civil liabilities under applicable securities legislation in Canada and the United States.

No underwriter or dealer involved in the Offering, no affiliate of such an underwriter or dealer, and no person or company acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, Common Shares in connection with the Offering or effect any other transactions that are intended to stabilize or maintain the market price of the Common Shares.

The Offering is subject to the approval of certain legal matters on behalf of the Company by Borden Ladner Gervais LLP, Canadian counsel to the Company and Dorsey & Whitney LLP, US Counsel to the Company, and on behalf of the Agent by Stikeman Elliott LLP, Canadian counsel to the Agent and Cooley LLP, US counsel to the Agent.

Stephen P. Antony, Glenn Catchpole, David C. Frydenlund, Paul Goranson, Bruce D. Hansen, Curtis H. Moore, Joo-Soo Park, Harold R. Roberts, Ames Brown and Daniel G. Zang, being directors and/or executive officers of the Company, reside outside of Canada. Each of Messrs. Antony, Catchpole, Frydenlund, Goranson, Hansen, Moore, Park, Roberts and Zang has appointed Borden Ladner Gervais LLP, 40 King Street West, Toronto, Ontario M5H 3Y4 as their agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person or company that resides outside of Canada, even if the party has appointed an agent for service.

The Company’s head office and registered office is located at 2 Toronto Street, Suite 500, Toronto, Ontario, Canada, M5C 2B6, telephone (416) 214-2810.

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

ABOUT THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS	S-5
CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES	S-6
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	S-6
DOCUMENTS INCORPORATED BY REFERENCE	S-9
RISK FACTORS	S-11
PRESENTATION OF FINANCIAL INFORMATION	S-11
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION	S-12
EXPLANATORY NOTE REGARDING SHARE CONSOLIDATION	S-12
THE COMPANY	S-12
DIVIDENDS	S-15
CONSOLIDATED CAPITALIZATION	S-15
USE OF PROCEEDS	S-15
PLAN OF DISTRIBUTION	S-16
PRIOR SALES	S-17
TRADING PRICE AND VOLUME	S-18
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	S-19
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	S-20
INTEREST OF EXPERTS	S-25
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	S-25
LEGAL MATTERS	S-25
AVAILABLE INFORMATION	S-26

BASE SHELF PROSPECTUS

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES	5
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	5
DOCUMENTS INCORPORATED BY REFERENCE	7
RISK FACTORS	8
PRESENTATION OF FINANCIAL INFORMATION	9
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION	9
EXPLANATORY NOTE REGARDING SHARE CONSOLIDATION	9
THE COMPANY	10
CONSOLIDATED CAPITALIZATION	11
USE OF PROCEEDS	11
PLAN OF DISTRIBUTION	11
PRIOR SALES	13
TRADING PRICE AND VOLUME	14
EARNINGS COVERAGE	15
DESCRIPTION OF SHARE CAPITAL	15
DESCRIPTION OF WARRANTS	16
DESCRIPTION OF SUBSCRIPTION RECEIPTS	17
DESCRIPTION OF PREFERRED SHARES	17
DESCRIPTION OF UNITS	17
DESCRIPTION OF DEBT SECURITIES	17
CERTAIN INCOME TAX CONSIDERATIONS.	17
INTEREST OF EXPERTS	18
LEGAL MATTERS	19
AUDITORS, TRANSFER AGENT AND REGISTRAR	19
AVAILABLE INFORMATION	19
ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES	19

ABOUT THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is the Prospectus Supplement, including the documents incorporated by reference, which describes the specific terms of this Offering. The second part, the Prospectus, including the documents incorporated by reference therein, provides more general information. References to this Prospectus may refer to both parts of this document combined. You are urged to carefully read this Prospectus Supplement and the Prospectus, and the documents incorporated herein and therein by reference, before buying any of the Common Shares being offered under this Prospectus Supplement. This Prospectus Supplement may add, update or change information contained in the Prospectus. To the extent that any statement made in this Prospectus Supplement is inconsistent with statements made in the Prospectus or any documents incorporated by reference therein, the statements made in this Prospectus Supplement will be deemed to modify or supersede those made in the Prospectus and such documents incorporated by reference therein.

Only the information contained or incorporated by reference in this Prospectus Supplement and the Prospectus should be relied upon. The Company has not authorized any other person to provide different information. If anyone provides different or inconsistent information, it should not be relied upon. The Common Shares offered hereunder may not be offered or sold in any jurisdiction where the offer or sale is not permitted. It should be assumed that the information appearing in this Prospectus Supplement and the Prospectus and the documents incorporated by reference herein are accurate only as of their respective dates. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

This Prospectus Supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this Prospectus Supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

In this Prospectus Supplement, unless stated otherwise, the “Company”, “Energy Fuels”, “we”, “us” and “our” refer to Energy Fuels Inc. and its consolidated subsidiaries.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES
OF MINERAL RESERVES AND MINERAL RESOURCES

This Prospectus Supplement and the Prospectus have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this Prospectus Supplement and the Prospectus, and in the documents incorporated by reference herein and therein, have been, and will be, prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators (the “CSA”) which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information contained or incorporated by reference in this Prospectus Supplement and the Prospectus, and in the documents incorporated by reference herein and therein, may not be comparable to similar information disclosed by companies reporting under United States standards. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve” under SEC Industry Guide 7. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or prefeasibility studies. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained pounds” in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement and the Prospectus, including the documents incorporated herein and therein by reference, contain forward looking information and forward looking statements within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995. Those statements appear in a number of places in this Prospectus Supplement and the Prospectus and in the documents incorporated herein and therein by reference and include, but are not limited to, statements and information regarding the Company’s current intent, belief or expectations primarily with respect to: the Company’s business objectives and plans; exploration and development plans and expenditures; estimation of mineral resources and mineral reserves; mineral grades; Energy Fuels’ expectations regarding additions to its mineral resources and mineral reserves through acquisitions and development; expectations regarding the integration of Uranerz Energy Corporation (“Uranerz”); success of the Company's permitting efforts, including receipt of regulatory approvals, permits and licenses and treatment under governmental regulatory regimes and the expected timeframes for receipt of such approvals, permits, licenses and treatments; possible impacts of regulatory actions; capital expenditures; expansion plans; success of the Company's mining, recovery, processing and/or milling operations; availability of equipment and supplies; availability of alternate feed materials for processing; the Company’s processing and recovery technologies; future production costs, including costs of labor, energy, materials and supplies; future effective tax rates; costs and risks associated with transportation of the Company’s ores, feed materials, intermediate and final products, waste materials and chemicals and reagents used for processing and recovery; costs and risks associated with reliance on third parties for any of the Company’s mining, processing, recovery or waste disposal operations; future benefits costs; future royalties payable; the outcome and possible impacts of disputes and legal proceedings in which the Company is involved; the timing and amount of estimated future production, including Energy Fuels’ expectations regarding expected price levels required to support production and the Company’s ability to increase production as market conditions warrant; sales volumes and future uranium and vanadium prices and treatment charges; future trends in the Company’s industry; global economic growth and industrial demand; global growth in and/or attitudes towards nuclear energy; changes in global uranium and vanadium and concentrate inventories; expected market fundamentals, including the supply and demand for uranium and vanadium; the Company’s and the industry’s expectations relating to future prices of uranium and vanadium; currency exchange rates; environmental and climate change risks; regulatory compliance costs, reclamation costs, including unanticipated reclamation expenses and bonding requirements; collateral requirements for surety bonds; title disputes or claims; the adequacy of insurance coverage; and legal proceedings and the potential outcomes therefrom. In certain cases, forward looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “is likely”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “continue”, or “believes”, and similar expressions or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Energy Fuels believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct, and such forward-looking information included in this Prospectus should not be unduly relied upon.

Readers are cautioned that it would be unreasonable to rely on any such forward looking statements and information as creating any legal rights, and that the statements and information are not guarantees and may involve known and unknown risks and uncertainties, and that actual results are likely to differ (and may differ materially) and objectives and strategies may differ or change from those expressed or implied in the forward looking statements or information as a result of various factors. Such risks and uncertainties include risks generally encountered in the development and operation of mineral properties and processing and recover facilities such as: risks associated with mineral and resource estimates, including the risk of errors in assumptions or methodologies; risks associated with estimating production, forecasting future price levels necessary to support production, and the Company’s ability to increase production in response to any increases in commodity prices or other market conditions; uncertainties and liabilities inherent in mining and recover operations; risks regarding the integration of Uranerz; geological, technical and processing problems, including unanticipated metallurgical difficulties, ground control problems, process upsets and equipment malfunctions; transportation risks; risks associated with labour disturbances and unavailability of skilled labour; risks associated with the availability and/or fluctuations in the costs of raw materials and consumables used in the Company's production processes; risks and costs associated with environmental compliance and permitting, including those created by changes in environmental legislation and regulation and delays in obtaining permits and licenses that could impact expected production levels or increases in expected production levels; risks associated with environmental litigation; risks associated with climate change, including laws, regulations, or international accords regarding climate change, the effect of regulations on business trends, and the physical effects of climate change; actions taken by regulatory authorities with respect to mining, recovery and processing activities, including changes to regulatory programs and requirements; risks associated with the Company’s dependence on third parties in the provision of transportation and other critical services; title risks; the adequacy of insurance coverage; uncertainty as to reclamation and decommissioning liabilities; the ability of the Company’s bonding companies to require increases in the collateral required to secure reclamation obligations; the potential for, and outcome of, litigation and other legal proceedings, including potential injunctions pending the outcome of such litigation and proceedings; the ability of Energy Fuels to meet its obligations to its creditors; risks associated with the Company’s relationships with its business and joint venture partners; failure to obtain industry partner, government and other third party consents and approvals, when required; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions; risks inherent in the Company’s and industry’s forecasts or predictions of future uranium and vanadium price levels; fluctuations in the market prices of uranium and vanadium, which are cyclical and subject to substantial price fluctuations; the risks associated with asset impairment as a result of decreases in uranium prices; risks associated with lack of access to markets and the ability to access capital; the market price of Energy Fuels’ securities; public resistance to nuclear energy or uranium mining or recovery; uranium industry competition and international trade restrictions; and the other factors discussed under the “Risk Factors” section in this Prospectus Supplement, the Prospectus and in the Annual Information Form and the 2015 Circular (each as defined below). Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward looking statements contained in this Prospectus Supplement and the Prospectus.

Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, the following assumptions: that there is no material deterioration in general business and economic conditions; that there is no unanticipated fluctuation of interest rates and foreign exchange rates; that the supply and demand for, deliveries of, and the level and volatility of prices of uranium, vanadium and the Company’s other primary metals and minerals develop as expected; that uranium and vanadium prices required to reach, sustain or increase expected or forecasted production levels are realized as expected; that the Company receives regulatory and governmental approvals for the Company’s development projects and other operations on a timely basis; that the Company is able to operate its mineral properties and processing facilities as expected; that existing licenses and permits are renewed as required; that the Company is able to obtain financing for the Company’s development projects on reasonable terms; that the Company is able to procure mining equipment and operating supplies in sufficient quantities and on a timely basis; that engineering and construction timetables and capital costs for the Company’s development and expansion projects and restarting projects on standby, are not incorrectly estimated or affected by unforeseen circumstances; that costs of closure of various operations are accurately estimated; that there are no unanticipated changes in collateral requirements for surety bonds; that there are no unanticipated changes to market competition; that the Company’s reserve and resource estimates are within reasonable bounds of accuracy (including with respect to size, grade and recoverability) and that the geological, operational and price assumptions on which these are based are reasonable; that environmental and other administrative and legal proceedings or disputes are satisfactorily resolved; that there are no significant changes to regulatory programs and requirements that would materially increase regulatory compliance costs or bonding requirements; and that the Company maintains ongoing relations with its employees and with its business and joint venture partners.

All written and oral forward looking statements or information attributable to the Company or persons acting on the Company’s behalf are expressly qualified in their entirety by the foregoing cautionary statements.

Forward looking statements speak only as of the date the statements are made. You should not put undue reliance on any forward looking statements.

The Company cautions that the foregoing list of assumptions, risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect operations or financial results are included under the “Risk Factors” section in this Prospectus Supplement, the Prospectus and in the Annual Information Form and the 2015 Circular. The forward-looking statements and forward-looking information contained in this Prospectus Supplement and the Prospectus and the documents incorporated by reference herein and therein are expressly qualified by this cautionary statement. The Company does not undertake any obligation to publicly update or revise any forward looking statements to reflect actual results, changes in assumptions or changes in other factors affecting any forward looking statements or information except as expressly required by applicable securities laws. If the Company does update one or more forward looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward looking statements.

Statements relating to "mineral reserves" or "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the mineral reserves and mineral resources described can be profitably produced in the future.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus Supplement from documents filed with securities commissions or similar authorities in Canada and is therefore deemed to be incorporated by reference into the Prospectus for purposes of this Offering. Copies of documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Company, at 225 Union Blvd, Suite 600, Lakewood, CO 80228 USA, telephone (303) 389-4143. These documents are also available on SEDAR at www.sedar.com under the Company’s profile. The filings of the Company through SEDAR and the SEC’s Electronic Document Gathering and Retrieval System, which is commonly known by the acronym “EDGAR”, and may be accessed at www.sec.gov., are not incorporated by reference in this Prospectus except as specifically set out herein.

The following documents, as filed with the various securities commissions or similar authorities in Canada, are specifically incorporated by reference into and form an integral part of this Prospectus Supplement as well as the Prospectus, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in the Prospectus or this Prospectus Supplement or in any other subsequently filed document that is also incorporated by reference in the Prospectus or Prospectus Supplement:

(a)	The Annual Information Form of the Company dated March 18, 2015 in respect of the year ended December 31, 2014 (the “Annual Information Form”);

(b)

The audited annual consolidated financial statements of the Company for the year ended December 31, 2014 and the 15 month period ended December 31, 2013, together with the notes thereto and the auditors’ report thereon;

(c)	The management’s discussion and analysis of the financial condition and results of operations of the Company for the year ended December 31, 2014;

(d)	The condensed consolidated interim financial statements of the Company for the three and six month periods ended June 30, 2015, together with the notes thereto;

(e)	The management’s discussion and analysis of the financial condition and results of operations of the Company for the three and six month periods ended June 30, 2015;

(f)	The Management Information Circular of the Company dated March 26, 2014 distributed in respect of the annual and special meeting of shareholders of the Company held on May 21, 2014;

(g)

The Amended Management Information Circular of the Company dated May 21, 2015 (the “2015 Circular”) distributed in respect of the annual and special meeting of shareholders of the Company held on June 18, 2015, but excluding the fairness opinion of Roth Capital Partners included in the 2015 Circular;

(h)

Material Change Report of the Company dated January 14, 2015 in respect of the announcement of the execution of the definitive Agreement and Plan of Merger dated as of January 4, 2015 (the “Uranerz Acquisition Agreement”) pursuant to which the Company agreed to acquire by way of merger all of the issued and outstanding securities of Uranerz;

(i)	Material Change Report of the Company dated June 23, 2015 in respect of the completion of the acquisition of Uranerz; and

(j)	Business Acquisition Report of the Company dated August 20, 2015 in respect of the acquisition of Uranerz.

Any documents of the type required by National Instrument 44-101- Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditor’s report thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports filed by the Company with the securities commissions or similar authorities in Canada subsequent to the date of this Prospectus Supplement and before the termination of the Offering, are deemed to be incorporated by reference in the Prospectus for purposes of the Offering.

To the extent that any document or information incorporated by reference into this Prospectus Supplement is included in a report that is filed with or furnished to the SEC on Form 40-F or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 of which this Prospectus Supplement forms a part. In addition, the Company may incorporate by reference into this Prospectus Supplement documents that it files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934 (the “Exchange Act”) if and to the extent expressly provided therein.

Upon a new annual information form and the related annual audited consolidated financial statements being filed by the Company with, and where required, accepted by, the CSA during the currency of this Prospectus, the previous annual information form, the previous annual audited consolidated financial statements and all interim unaudited financial statements (including management’s discussion of financial condition and results of operations in the quarterly reports for such periods), material change reports and management information circulars filed prior to the commencement of the Company’s financial year in which the new annual information form is filed shall be deemed no longer to be incorporated by reference in the Prospectus for purposes of future offers and sales of Common Shares hereunder.

This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for purposes of this Offering.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement and the Prospectus.

RISK FACTORS

An investment in the Common Shares is subject to a number of risks. A prospective purchaser of the Common Shares should carefully consider the information and risks faced by the Company described in this Prospectus Supplement, the Prospectus and the documents incorporated herein and therein by reference, including without limitation the risk factors set out under the headings “Risk Factors” in the Annual Information Form and in the 2015 Circular.

The operations of the Company are highly speculative due to the high-risk nature of its business, which includes the acquisition, financing, exploration, permitting, development and mining of, or recovery of product from, mineral properties, the recovery, milling and processing of ore and other feed materials and the marketing of the resulting products. The risks and uncertainties incorporated by reference herein are not the only ones facing the Company. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. If any of the risks actually occur, the Company’s business, financial condition and operating results could be adversely affected. As a result, the trading price of the Common Shares could decline and investors could lose part or all of their investment.

Additional Risks Related to This Offering and our Securities

Management will have broad discretion as to the use of the proceeds from this Offering and may not use the proceeds effectively.

Because we have not designated the amount of net proceeds from this Offering to be used for any particular purpose, our management will have broad discretion as to the application of the net proceeds from this Offering and could use them for purposes other than those contemplated at the time of the Offering. Our management may use the net proceeds for corporate purposes that may not improve our financial condition or market value.

You may experience dilution as a result of the Offering.

Giving effect to the issuance of Common Shares in this Offering, the receipt of the expected net proceeds and the use of those proceeds, this Offering may have a dilutive effect on our expected net income available to our shareholders per share and funds from operations per share. The actual amount of dilution cannot be determined at this time and will be based on a number of factors.

You may experience future dilution as a result of future equity offerings.

We are not restricted from issuing additional securities in the future, including Common Shares, securities that are convertible into or exchangeable for, or that represent the right to receive, Common Shares or substantially similar securities. To the extent that we raise additional funds through the sale of equity or convertible debt securities, the issuance of such securities will result in dilution to our shareholders. We may sell Common Shares or other securities in any other offering at a price per share that is less than the price per share paid by investors in this Offering, and investors purchasing Common Shares or other securities in the future could have rights superior to existing shareholders. The price per share at which we sell additional Common Shares, or securities convertible or exchangeable into Common Shares, in future transactions may be higher or lower than the price per share paid by investors in this Offering.

PRESENTATION OF FINANCIAL INFORMATION

The financial statements of the Company incorporated by reference in this Prospectus Supplement and the Prospectus are reported in United States dollars. On November 14, 2013, the Company changed its fiscal year end from September 30 to December 31. The audited financial statements incorporated by reference in this Prospectus Supplement and the Prospectus are for the year ended December 31, 2014 and the 15 month period ended December 31, 2013. Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus Supplement and the Prospectus relating to the Company have been prepared in accordance with IFRS as issued by the IASB, and may not be comparable to financial statements prepared in accordance with United States generally accepted accounting principles. All financial information incorporated by reference in this Prospectus Supplement and the Prospectus relating to Uranerz were prepared in accordance with United States generally accepted accounting principles.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

All monetary amounts used in this Prospectus and any Prospectus Supplement are or will be stated in Canadian dollars, unless otherwise indicated. References to “$” or “Cdn$” are to Canadian dollars and references to “US$” are to U.S. dollars. On September 28, 2015, the noon spot rate for Canadian dollars in terms of the United States dollar, as reported by the Bank of Canada, was US$1.00= $1.3361 or $1.00=US$ 0.7484.

EXPLANATORY NOTE REGARDING SHARE CONSOLIDATION

Effective November 5, 2013, the Company amended its Articles to consolidate the issued and outstanding common shares of the Company on the basis of one post-consolidation common share for every 50 pre-consolidation common shares (the “Share Consolidation”). Unless otherwise stated, all data for periods prior to November 5, 2013 relating to numbers of common shares, prices of common shares, number of stock options and exercise prices of stock options set forth in this Prospectus Supplement and the Prospectus (excluding certain of the documents incorporated by reference herein) have been adjusted to give retroactive effect to the Share Consolidation. For the purpose of giving retroactive effect to the Share Consolidation, the Company has rounded fractional shares to the nearest whole share and rounded fractional price information to the nearest cent, with fractions of 0.5 or greater rounded up and fractions of less than 0.5 rounded down. As a result of such rounding, actual amounts may differ. Unless otherwise indicated, references in this Prospectus (but not in certain of the documents incorporated by reference herein, unless otherwise indicated therein) to “Common Shares” are to the common shares of the Company after giving effect to the Share Consolidation.

THE COMPANY

General

Energy Fuels Inc. was incorporated on June 24, 1987 in the Province of Alberta under the name “368408 Alberta Inc.” In October 1987, 368408 Alberta Inc. changed its name to “Trevco Oil & Gas Ltd.” In May 1990, Trevco Oil & Gas Ltd. changed its name to “Trev Corp.” In August 1994, Trev Corp. changed its name to “Orogrande Resources Inc.” In April 2001 Orogrande Resources Inc. changed its name to “Volcanic Metals Exploration Inc.” On September 2, 2005, the Company was continued under the Business Corporations Act (Ontario). On March 26, 2006, Volcanic Metals Exploration Inc. acquired 100% of the outstanding shares of “Energy Fuels Resources Corporation.” On May 26, 2006, Volcanic Metals Exploration Inc. changed its name to “Energy Fuels Inc.”

The Company’s registered and head office is located at 2 Toronto Street, Suite 500, Toronto, Ontario, Canada, M5C 2B6. The Company’s principal place of business and the head office of the Company’s U.S. subsidiaries is located at 225 Union Blvd., Suite 600, Lakewood, Colorado, 80228 USA.

Inter-corporate Relationships

The following chart sets forth the name of each of the Company’s material subsidiaries and the jurisdiction of incorporation and the direct or indirect percentage ownership by the Company of each such subsidiary.

Description of the Business

Energy Fuels is a leading integrated US-based uranium mining company, supplying U3O8 to major nuclear utilities. Energy Fuels operates two of America’s key uranium production centers, the White Mesa Mill in Utah and the Nichols Ranch Processing Facility in Wyoming. The White Mesa Mill is the only conventional uranium mill operating in the U.S. today and has a licensed capacity of over 8 million pounds of U3O8 per year. The Nichols Ranch Processing Facility, acquired in the Company’s acquisition of Uranerz Energy Corporation, is an in situ recovery (“ISR”) production center with a licensed capacity of 2 million pounds of U3O8 per year. Energy Fuels also has the largest NI 43-101 compliant uranium resource portfolio in the U.S. among producers, and uranium mining projects located in a number of Western U.S. states, including two producing mines, mines on standby, and mineral properties in various stages of permitting and development. The Company’s common shares are listed on the NYSE MKT under the trading symbol “UUUU”, and on the Toronto Stock Exchange under the trading symbol “EFR”.

For a detailed description of the business of Energy Fuels please refer to “General Development of the Business” and “Energy Fuels’ Business” in the Annual Information Form.

Recent Developments

Acquisition of Uranerz

On January 5, 2015, the Company announced the execution of the Uranerz Acquisition Agreement, pursuant to which the Company agreed to acquire all of the issued and outstanding securities of Uranerz. On June 18, 2015, the Company announced the completion of such acquisition. The terms of the Uranerz Acquisition Agreement, details of Uranerz’ assets and financial position, and the effect of the acquisition on the Company, are set out in the 2015 Circular. The acquisition was completed pursuant to a merger under Nevada law of EFR Nevada Corp., a wholly owned subsidiary of the Company, with and into Uranerz, with Uranerz surviving the merger as an indirect wholly owned subsidiary of the Company. The Company issued an aggregate of 24,457,773 Common Shares in exchange for all of the issued and outstanding shares of Uranerz common stock. In addition, the Company reserved for issuance an aggregate of 2,690,250 Common Shares for issuance upon exercise of Uranerz warrants, and 2,040,408 Common Shares for issuance pursuant to Uranerz stock options.

Uranerz, now a wholly owned subsidiary of the Company, is a United States based uranium company focused on ISR uranium exploration, extraction and sales. ISR is a uranium extraction process that uses a “leaching solution” to extract uranium from underground sandstone-hosted uranium deposits. Uranerz controls a large strategic land position in the central Powder River Basin, where it operates the Nichols Ranch ISR Uranium Project. The acquisition of Uranerz provides the Company with current ISR production and the capability to expand ISR production in the future.

Normal Course Issuer Bid for Convertible Debentures

The Company intends to make a normal course issuer bid ("NCIB") to purchase for cancellation up to $2.2 million aggregate amount of its outstanding convertible debentures (the “Debentures”), representing approximately 10% of the $22,000,000 aggregate principal amount of Debentures outstanding as of September 29, 2015. The Company may purchase the Debentures at prevailing market prices and by means of open market transactions through the facilities of the TSX. The Company expects that the NCIB will commence on October 2, 2015 and will remain in effect until the earlier of October 1, 2016 or the date on which the Company has purchased the maximum number of Debentures permitted under the NCIB.

Appointment of Mr. Ames Brown to Board of Directors

On September 25, 2015, the Board of Directors of the Company increased the size of the Board of Directors from eight to nine and appointed Mr. Ames Brown to the Board of Directors. Mr. Brown has been the Chief Investment Officer at Capital Counsel Mgmt LLC since 2014 and prior to that he was a financial consultant with Wells Fargo & Co. from 2009 to 2013. Mr. Brown holds a BA, History from Yale University and an MBA and an M.S. Strategic Communications from Columbia University.

DIVIDENDS

The Company has not paid dividends in the past and it does not expect to pay dividends in the near future. Any earnings generated will be dedicated to finance further growth. The Board of Directors of the Company will determine if and when dividends will be declared and paid in the future based on the Company’s financial position at the relevant time.

CONSOLIDATED CAPITALIZATION

Since June 30, 2015, the date of the Company’s most recently filed financial statements, the only material changes to the Company’s share and loan capital, on a consolidated basis, were: (i) the issuance of an aggregate of 27,765 Common Shares upon the exercise of stock options, and (ii) the issuance of 76,455 Common Shares as partial consideration for the acquisition of properties. See “Prior Sales”.

USE OF PROCEEDS

The net proceeds from the Offering are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of Common Shares through the Agent in an “at-the-market distribution” will represent the gross proceeds after deducting the applicable compensation payable to the Agent under the Sales Agreement and the expenses of the distribution.

The Company intends to use the net proceeds, if any, of the Offering to provide the Company with additional financial flexibility and enhanced options with respect to: (i) repurchasing any Debentures pursuant to the NCIB; (ii) funding development at its Nichols Ranch mine (including potential plant upgrades); (iii) financing the previously announced development of the high-grade Canyon conventional uranium mine in Arizona; and (iv) funding the Company’s general corporate needs and working capital requirements. However, management of Energy Fuels will have discretion with respect to the actual use of the net proceeds of the Offering.

PLAN OF DISTRIBUTION

The Company has entered into the Sales Agreement with the Agent under which it may issue and sell from time to time up to US$15,640,000 of Common Shares through the Agent, provided that in no event will the Company sell Common Shares having an aggregate value in excess of what would be permitted under Section 9.1 of NI 44-102. Sales of Common Shares, if any, will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the NYSE MKT or other existing trading markets for the Common Shares in the United States. No Common Shares will be sold on the TSX or on other trading markets in Canada. If expressly authorized by the Company, the Agent may also sell Common Shares in privately negotiated transactions in the United States.

Subject to the terms and conditions of the Sales Agreement and upon instructions from the Company, the Agent will use its commercially reasonable efforts, consistent with its customary trading and sales practices and applicable laws, to sell the Common Shares in accordance with the parameters specified by the Company and as set out in the Sales Agreement. The Common Shares will be distributed at market prices prevailing at the time of the sale or at prices to be negotiated with purchasers of such Common Shares. As a result, prices may vary as between purchasers and during the period of distribution.

The Company will instruct the Agent as to the number of Common Shares to be sold by the Agent from time to time by sending the Agent a notice (a “Placement Notice”) that requests that the Agent sell up to a specified dollar amount or a specified number of Common Shares and specifies any parameters in accordance with which the Company requires that the Common Shares be sold. The parameters set forth in a Placement Notice may not conflict with the provisions of the Sales Agreement. The Company or the Agent may suspend the offering of Common Shares upon proper notice and subject to other conditions set forth in the Sales Agreement.

The Company will pay the Agent for its services in acting as agent in the sale of Common Shares, pursuant to the terms of the Sales Agreement, compensation up to but not exceeding 3.0% of the gross proceeds from sales of Common Shares made thereunder. The Agent will be the only person or company paid an underwriting fee or commission in connection with the Offering. The Company has also agreed to reimburse the Agent for certain specified expenses, including the fees and disbursements of its legal counsel in an amount not to exceed $75,000. The Company estimates that the total expenses that it will incur for the Offering (including fees payable to stock exchanges, securities regulatory authorities, its counsel and its auditors, but excluding compensation payable to the Agent under the terms of the Sales Agreement) will be approximately $280,000. Settlement for sales of Common Shares will occur on the third business day following the date on which any sales are made, or on such other date as is current industry practice for regular-way trading, in return for payment of the net proceeds to the Company. Sales of Common Shares as contemplated in this Prospectus Supplement will be settled through the facilities of The Depository Trust Company or by such other means as the Company and the Agent may agree upon.

In connection with the sale of the Common Shares on behalf of the Company, the Agent will be deemed an “underwriter” as defined in applicable securities legislation under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and the compensation of the Agent will be deemed to be underwriting commissions or discounts. The Company has agreed to provide indemnification and contribution to the Agent against, among other things, certain civil liabilities, including liabilities under the U.S. Securities Act.

The offering of Common Shares pursuant to the Sales Agreement will terminate upon the earlier of: (i) the sale of all Common Shares subject to the Sales Agreement by the Agent or (ii) the termination of the Sales Agreement in accordance with its terms. The Agent may terminate the Sales Agreement under the circumstances specified in the Sales Agreement. Each of the Company and the Agent may also terminate the Sales Agreement upon giving the other party ten (10) days’ notice.

The Agent and its affiliates may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates, for which services they may in the future receive customary fees. No underwriter or dealer involved in the Offering, no affiliate of such an underwriter or dealer, and no person or company acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, Common Shares in connection with the Offering or effect any other transactions that are intended to stabilize or maintain the market price of the Common Shares. To the extent required by Regulation M under the Exchange Act, the Agent will not engage in any market making activities involving our Common Shares while the Offering is ongoing under this Prospectus Supplement.

This Prospectus Supplement and the accompanying Prospectus in electronic format may be made available on a website maintained by the Agent, and the Agent may distribute this Prospectus Supplement and the accompanying prospectus electronically.

PRIOR SALES

During the 12-month period prior to the date of this Prospectus Supplement, the Company has issued Common Shares, or securities convertible into Common Shares, as follows:

Date Issued/	Number of	Security	Price per Security
Granted	Securities

January 28, 2015	153,850	Restricted Stock Units granted pursuant to the Company’s Omnibus Equity Incentive Plan	N/A

January 28, 2015	133,500	Stock options granted pursuant to the Company’s Omnibus Equity Incentive Plan exercisable at US$5.85 per share	N/A

June 4, 2015	300	Common Shares issued upon exercise of warrants

June 18, 2015	24,457,773	Common Shares issued in exchange for Uranerz common stock	N/A

June 18, 2015	408,000	Warrants exercisable for Common Shares at US$6.27 per share until Dec. 5, 2015, issued in exchange for warrants previously exercisable for Uranerz common stock	N/A

June 18, 2015	1,058,250	Warrants exercisable for Common Shares at US$6.27 per share until March 5, 2016, issued in exchange for warrants previously exercisable for Uranerz common stock	N/A

June 18, 2015	1,224,000	Warrants exercisable for Common Shares at US$6.27 per share until Jan. 25, 2017, issued in exchange for warrants previously exercisable for Uranerz common stock	N/A

June 18, 2015	2,040,408	Stock options issued in replacement of stock options to acquire Uranerz common stock	N/A

June 22, 2015	617,832	Common Shares issued in satisfaction of financial advisory fees relating to Uranerz acquisition	US$4.16

June 24, 2015	13,387	Common Shares issued upon exercise of stock options	US$5.23

June 25, 2015	271,604	Common Shares issued in partial satisfaction of change of control payments owed to executive officers of Uranerz	US$5.00

June 29, 2015	7,650	Common Shares issued upon exercise of stock options	US$4.66

July 17, 2015	11,625	Common Shares issued upon exercise of stock options	US$3.64

July 30, 2015	16,140	Common Shares issued upon exercise of stock options	US$3.88

August 3, 2015	76,455	Common Shares issued in satisfaction of US$375,000 of consideration payable for property acquisition	US$4.90

Date Issued/	Number of	Security	Price per Security
Granted	Securities

August 6, 2015	31,129	Restricted Stock Units granted pursuant to the Company’s Omnibus Equity Incentive Plan	N/A

August 6, 2015	2,772	Stock options granted pursuant to the Company’s Omnibus Equity Incentive Plan exercisable at US$4.16 per share	N/A

September 25, 2015	80,496	Restricted Stock Units granted pursuant to the Company’s Omnibus Equity Incentive Plan	N/A

TRADING PRICE AND VOLUME

The Common Shares are listed and traded in Canada on the TSX and in the United States on the NYSE MKT.

The following table sets forth the high and low sale prices and the monthly trading volume for the Common Shares on both the TSX and the NYSE MKT.

	High	Low	Volume
Toronto Stock Exchange	($)	($)	(#)
September 2014	8.50	7.22	435,016
October 2014	7.50	6.24	327,675
November 2014	9.00	6.88	529,806
December 2014	8.49	6.97	333,150
January 2015	7.32	5.40	22,958
February 2015	6.68	5.66	329,548
March 2015	6.24	5.45	320,557
April 2015	6.73	5.03	576,465
May 2015	6.19	5.41	230,940
June 2015	6.59	5.08	792,405
July 2015	6.09	4.88	1,126,284
August 2015	5.76	3.74	1,029,942
September 1-28, 2015	4.62	3.75	781,740

	High	Low	Volume
NYSE MKT	(US$)	(US$)	(#)
September 2014	7.83	6.46	653,900
October 2014	6.86	5.55	573,000
November 2014	8.00	6.03	631,400
December 2014	7.48	6.00	388,800
January 2015	6.25	4.5	917,600
February 2015	5.34	4.51	416,700
March 2015	5.00	4.26	513,700
April 2015	5.60	4.00	1,126,800
May 2015	5.15	4.40	408,700
June 2015	5.35	4.12	4,960,900
July 2015	4.71	3.8	4,505,700
August 2015	4.41	2.80	4,758,150
September 1-28, 2015	3.50	2.81	2,922,175

On September •, 2015, the closing price of the Common Shares was $3.85 on the TSX and US$2.86 on the NYSE MKT.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) and the regulations promulgated thereunder (the “Tax Act”), to a holder who acquires, as beneficial owner, the Common Shares under this Offering, and who, for purposes of the Tax Act and at all relevant times: (i) holds the Common Shares as capital property; (ii) deals at arm’s length with, and is not affiliated with, us or the Agent; (iii) is not, and is not deemed to be resident in Canada; and (iv) does not use or hold and will not be deemed to use or hold, Common Shares in a business carried on in Canada, (a “Non-Resident Holder”). Generally, Common Shares will be considered to be capital property to a NonResident Holder provided the Non-Resident Holder does not hold Common Shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere. Such NonResident Holders should seek advice from their own tax advisors.

This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and counsels’ understanding of the current administrative and assessing policies and practices of the Canada Revenue Agency (the “CRA”), published in writing by it prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or any changes in the CRA’s administrative and assessing policies or practices, whether by legislative, governmental or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser or holder of Common Shares, and no representations with respect to the income tax consequences to any prospective purchaser or holder are made. Consequently, prospective purchasers or holders of Common Shares should consult their own tax advisors with respect to their particular circumstances.

Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Tax Act. The amounts subject to withholding tax and any capital gains or capital losses realized by a NonResident Holder may be affected by fluctuations in the Canadian-U.S. dollar exchange rate.

Disposition of Common Shares

A Non-Resident Holder will not generally be subject to tax under the Tax Act on a disposition of a Common Share, unless the Common Share constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

Provided the Common Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX and the NYSE MKT) at the time of disposition, the Common Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are satisfied concurrently: (i) (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm’s length; (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of shares of the Company; and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of: real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of, or interests in or for civil law rights in, such properties. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Common Shares could be deemed to be taxable Canadian property. Even if the Common Shares are taxable Canadian property to a Non-Resident Holder, such Non-Resident Holder may be exempt from tax under the Tax Act on the disposition of such Common Shares by virtue of an applicable income tax treaty or convention. A Non-Resident Holder contemplating a disposition of Common Shares that may constitute taxable Canadian property should consult a tax advisor prior to such disposition.

Receipt of Dividends

Dividends paid or credited (or deemed to be paid or credited) to a Non-Resident Holder on Common Shares will be subject to Canadian withholding tax under the Tax Act. The general rate of withholding tax is 25%, although such rate may be reduced under the provisions of an applicable income tax convention between Canada and the NonResident Holder’s country of residence. For example, under the Canada-United States Income Tax Convention (1980) as amended (the “U.S. Treaty”), the rate is generally reduced to 15% where the Non-Resident Holder is a resident of the United States for the purposes of, and is entitled to the benefits of, the U.S. Treaty.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares acquired pursuant to this Prospectus Supplement.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Common Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary are based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Common Shares acquired pursuant to this Prospectus Supplement that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquire Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such partner (or owner). Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

Ownership and Disposition of Common Shares

The following discussion is subject to the rules described below under the heading “Passive Foreign Investment Company Rules.”

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares (see “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Common Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” (“PFIC”) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. The Company believes that it was not a PFIC for its prior tax year ended December 31, 2014, and based on current business plans and financial expectations, the Company expects that it should not be a PFIC for its current tax year ending December 31, 2015. The Company has not made any determination as to its PFIC status for future tax years. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold Common Shares.

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

The Company generally will be a PFIC if, after the application of certain “look-through” rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

If the Company were a PFIC in any tax year during which a U.S. Holder held Common Shares, such holder generally would be subject to special rules with respect to “excess distributions” made by the Company on the Common Shares and with respect to gain from the disposition of Common Shares. An “excess distribution” generally is defined as the excess of distributions with respect to the Common Shares received by a U.S. Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Common Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Common Shares rateably over its holding period for the Common Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements or make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any subsidiary that also is classified as a PFIC. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Common Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Additional Tax on Passive Income

Certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses). U.S. Holders should consult their own tax advisors regarding the application, if any, of this tax on their ownership and disposition of Common Shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency received upon the sale, exchange or other taxable disposition of the Common Shares. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U. S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

INTEREST OF EXPERTS

The Company’s independent auditors, KPMG LLP, have audited the consolidated financial statements of the Company as at December 31, 2014 and December 31, 2013 and for the year ended December 31, 2014 and the fifteen month period ended December 31, 2013. In connection with their audit, KPMG LLP has confirmed that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and under all relevant US professional and regulatory standards.

The audited financial statements of Uranerz as at December 31, 2014 and December 31, 2013 and for the year ended December 31, 2014, December 31, 2013 and December 31, 2012 which were incorporated by reference into the 2015 Circular which is incorporated by reference herein were audited by Manning Elliott LLP, Chartered Accountants. Manning Elliott LLP was independent of Uranerz in accordance with the rules of the Public Company Oversight Accounting Board (PCAOB) in the United States.

Each of the following Qualified Persons, within the meaning of NI 43-101, have prepared a technical report for Uranerz which was incorporated by reference into the 2015 Circular which is incorporated by reference herein:

•	“Nichols Ranch Uranium Project, 43-101 Technical Report, Preliminary Economic Assessment” dated February 28, 2015 and authored by Douglas L. Beahm, P.E., P.G. and Paul Goranson, P.E.;

•	“Arkose Uranium Project, Mineral Resource and Exploration Target, 43-101 Technical Report” dated February 28, 2015 and authored by Douglas L. Beahm, P.E., P.G.;

•	“Technical Report, West North Butte Satellite Properties, Campbell County, Wyoming, U.S.A.” dated December 9, 2008 and authored by Douglass H. Graves, P.E. and Don R. Woody, P.G.;

•	“Technical Report, North Rolling Pin Property, Campbell County, Wyoming, U.S.A.” dated June 4, 2010 authored by Douglass H. Graves, P.E.; and

•	“Technical Report, Reno Creek Property, Campbell County, Wyoming, U.S.A.” dated October 13, 2010 authored by Douglass H. Graves, P.E.

To the knowledge of the Company’s management, as of the date hereof, collectively, the above-named Qualified Persons, beneficially own, directly or indirectly, less than 1% of the Common Shares of the Company.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents referred to in the accompanying Prospectus or in this Prospectus Supplement have been or will (through post-effective amendment or incorporation by reference) be filed with the SEC as part of the U.S. registration statement of which this Prospectus Supplement and the accompanying Prospectus form a part: (i) the documents referred to under the heading “Documents Incorporated by Reference” in this Prospectus Supplement and in the accompanying Prospectus; (ii) consents of auditors, engineers and legal counsel; (iii) powers of attorney; and (iv) the form of sales agreement with the Agent.

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed on for the Company by Borden Ladner Gervais LLP, Toronto, Ontario, as to Canadian legal matters and Dorsey & Whitney LLP, Toronto, Ontario, as to U.S. legal matters. Certain legal matters in connection with the Offering will be passed on for the Agent by Stikeman Elliott LLP, Toronto, Ontario, as to Canadian legal matters and Cooley LLP, New York, New York as to U.S. legal matters. At the date hereof, partners and associates of each of Borden Ladner Gervais LLP, Dorsey & Whitney LLP, Cooley LLP and Stikeman Elliott LLP own beneficially, directly or indirectly, less than one percent of the outstanding common shares of the Company or any associate or affiliate of the Company.

AVAILABLE INFORMATION

The Company is a public company and files annual, quarterly and special reports, proxy statements and other information with Canadian securities regulatory authorities and the SEC. Any information filed with the SEC can be read and copied at prescribed rates at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330 or by accessing its website at www.sec.gov. Some of the documents the Company files with or furnishes to the SEC are electronically available from the SEC’s Electronic Document Gathering and Retrieval System, which is commonly known by the acronym “EDGAR”, and may be accessed at www.sec.gov.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

SHORT FORM BASE SHELF PROSPECTUS

New Issue	April 9, 2014

ENERGY FUELS INC.

Common Shares
Warrants
Subscription Receipts
Preferred Shares
Units
Debt Securities
US$100,000,000

Energy Fuels Inc. (the “Company” or “Energy Fuels”) may from time to time offer and issue common shares, warrants to purchase common shares or debt securities, subscription receipts, preferred shares, units and debt securities (collectively, the “Securities”), up to a total price of US$100,000,000 during the 25-month period that this short form base shelf prospectus (the “Prospectus”), including any amendments hereto, remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more accompanying shelf prospectus supplements (each, a “Prospectus Supplement”).

An investment in the Securities involves a high degree of risk and must be considered speculative due to the nature of the Company’s business and the present stage of exploration and development of certain of its properties. Prospective investors should carefully consider the risk factors described in this Prospectus under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”.

This offering is made by a Canadian issuer that is permitted under a multi-jurisdictional disclosure system adopted by the United States and Canada to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those applicable to issuers in the United States. Financial statements incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein or in any applicable Prospectus Supplement. Prospective investors should read the tax discussion contained in this Prospectus under the heading “Certain Income Tax Considerations” as well as the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is governed by the laws of Canada, that some of its officers and directors are residents of Canada, that some or all of the underwriters or experts named in the registration statement are residents of a foreign country, and that a portion of the assets of the Company and said persons are located outside the United States.

Neither the United States Securities and Exchange Commission, nor any state securities regulator, has approved or disapproved the Securities offered hereby or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offence.

The specific terms of any offering of Securities will be set out in the applicable Prospectus Supplement including, where applicable: (i) in the case of common shares, the number of shares offered, the offering price and any other specific terms; (ii) in the case of warrants, the designation, number and terms of common shares or debt securities purchasable on the exercise of the warrants, any procedures that will result in adjustment of these numbers, the exercise price, dates and periods of exercise and any other specific terms; (iii) in the case of subscription receipts, the designation, number and terms of the subscription receipts and the securities to be acquired upon conversion of subscription receipts; (iv) in the case of preferred shares, the class, series, description, number and terms, whether any conversion or exchange rights will be attached to the preferred shares, and whether the Company or holder may redeem its preferred shares at its option; (v) in the case of units, the class of Securities forming part of the units, and the description, number and terms thereof; and (vi) in the case of debt securities, the designation of the debt securities, any limit on the aggregate principal amount of the debt securities, whether payment on the debt securities will be senior or subordinated to the Company’s other liabilities and obligations, whether the debt securities will be secured by any of the Company’s assets or guaranteed by any other person, whether the debt securities will bear interest, the interest rate or method of determining the interest rate, whether any conversion or exchange rights will be attached to the debt securities, whether the Company may redeem the debt securities at its option and any other specific terms. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

The Company may offer and sell the Securities, separately or together, to or through one or more underwriters or dealers, purchasing as principals for public offering and sale by them, and also may sell Securities to one or more other purchasers directly or through agents. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, if any, engaged by the Company in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to the Company and any discounts, commissions or any other compensation payable to underwriters, dealers or agents, and any other material terms of the plan of distribution. See “Plan of Distribution”.

The outstanding common shares of the Company are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “EFR” and on the NYSE MKT (“NYSE MKT”) under the symbol “UUUU”. The outstanding convertible debentures of the Company are listed on the TSX under the symbol “EFR.DB”. The Company’s head office and registered office is located at 2 Toronto Street, Suite 500, Toronto, Ontario, Canada, M5C 2B6, telephone (416) 214-2810.

The earnings coverage ratio in respect of the Company’s indebtedness for the 12 months ended December 31, 2013 is less than one-to-one. See “Earnings Coverage”.

Stephen P. Antony, David C. Frydenlund, Bruce D. Hansen, Tae Hwan Kim, Harold R. Roberts, Gary R. Steele, and Daniel G. Zang, being directors and/or executive officers of the Company, reside outside of Canada. Each of Messrs. Antony, Frydenlund, Hansen, Kim, Roberts, Steele and Zang has appointed Borden Ladner Gervais LLP, 40 King Street West, Toronto, Ontario M5H 3Y4 as their agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person or company that resides outside of Canada, even if the party has appointed an agent for service.

TABLE OF CONTENTS

	Page		Page

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES	5	EARNINGS COVERAGE	15

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	5	DESCRIPTION OF SHARE CAPITAL	15

DOCUMENTS INCORPORATED BY REFERENCE	7	DESCRIPTION OF WARRANTS	16

RISK FACTORS	8	DESCRIPTION OF SUBSCRIPTION RECEIPTS	17

PRESENTATION OF FINANCIAL INFORMATION	9	DESCRIPTION OF PREFERRED SHARES	17

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION	9	DESCRIPTION OF UNITS	17

EXPLANATORY NOTE REGARDING SHARE CONSOLIDATION	9	DESCRIPTION OF DEBT SECURITIES	17

THE COMPANY	10	CERTAIN INCOME TAX CONSIDERATIONS.	17

CONSOLIDATED CAPITALIZATION	11	INTEREST OF EXPERTS	18

USE OF PROCEEDS	11	LEGAL MATTERS	19

PLAN OF DISTRIBUTION	11	AUDITORS, TRANSFER AGENT AND REGISTRAR	19

PRIOR SALES	13	AVAILABLE INFORMATION	19

TRADING PRICE AND VOLUME	14	ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES	19

     Only the information contained or incorporated by reference in this Prospectus should be relied upon. The Company has not authorized any other person to provide different information. If anyone provides different or inconsistent information, it should not be relied upon. The Securities offered hereunder may not be offered or sold in any jurisdiction where the offer or sale is not permitted. Unless otherwise indicated, the statistical, operating and financial information contained in this Prospectus is presented as at April 9, 2014. It should be assumed that the information appearing in this Prospectus and the documents incorporated by reference herein are accurate only as of their respective dates. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

In this Prospectus, unless stated otherwise, the “Company”, “Energy Fuels”, “we”, “us” and “our” refer to Energy Fuels Inc. and its consolidated subsidiaries.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES
OF MINERAL RESERVES AND MINERAL RESOURCES

     This Prospectus has been, and any Prospectus Supplement will be, prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this Prospectus and any Prospectus Supplement, and in the documents incorporated by reference herein and therein, have been, and will be, prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators (the “CSA”) which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

     Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information contained or incorporated by reference in this Prospectus and any Prospectus Supplement, and in the documents incorporated by reference herein and therein, may not be comparable to similar information disclosed by companies reporting under United States standards. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or prefeasibility studies. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained pounds” in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus, including the documents incorporated herein by reference, contains forward looking information and forward looking statements within the meaning of applicable Canadian securities laws. Those statements appear in a number of places in this Prospectus and in the documents incorporated herein by reference and include, but are not limited to, statements and information regarding the Company’s current intent, belief or expectations primarily with respect to: the Company’s business objectives and plans; exploration and development plans and expenditures; estimation of mineral resources and reserves; mineral grades; Energy Fuels’ expectations regarding additions to its mineral reserves and resources through acquisitions and development; success of the Company's permitting efforts, including receipt of regulatory approvals, permits and licenses and treatment under governmental regulatory regimes and the expected timeframes for receipt of such approvals, permits, licenses and treatments; possible impacts of regulatory actions; capital expenditures; expansion plans; success of the Company's mining and/or milling operations; availability of equipment and supplies; availability of alternate feed materials for processing; the Company’s processing technologies; future production costs, including costs of labor, energy, materials and supplies; future effective tax rates; future benefits costs; future royalties payable; the outcome and possible impacts of disputes and legal proceedings in which the Company is involved; the timing and amount of estimated future production, including Energy Fuels’ expectations regarding expected price levels required to support production and the Company’s ability to increase production as market conditions warrant; sales volumes and future uranium and vanadium prices and treatment charges; future trends in the Company’s industry; global economic growth and industrial demand; global growth in and/or attitudes towards nuclear energy; changes in global uranium and vanadium and concentrate inventories; expected market fundamentals, including the supply and demand for uranium and vanadium; the Company’s and the industry’s expectations relating to future prices of uranium and vanadium; currency exchange rates; environmental risks; reclamation costs, including unanticipated reclamation expenses; collateral requirements for surety bonds; title disputes or claims; the adequacy of insurance coverage; and legal proceedings and the potential outcomes therefrom. In certain cases, forward looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “is likely”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “continue”, or “believes”, and similar expressions or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

    Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Energy Fuels believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct, and such forward-looking information included in this Prospectus should not be unduly relied upon.

     Readers are cautioned that it would be unreasonable to rely on any such forward looking statements and information as creating any legal rights, and that the statements and information are not guarantees and may involve known and unknown risks and uncertainties, and that actual results are likely to differ (and may differ materially) and objectives and strategies may differ or change from those expressed or implied in the forward looking statements or information as a result of various factors. Such risks and uncertainties include risks generally encountered in the development and operation of mineral properties and processing facilities such as: risks associated with mineral and resource estimates, including the risk of errors in assumptions or methodologies; risks associated with estimating production, forecasting future price levels necessary to support production, and the Company’s ability to increase production in response to any increases in commodity prices; uncertainties and liabilities inherent in mining operations; geological, technical and processing problems, including unanticipated metallurgical difficulties, ground control problems, process upsets and equipment malfunctions; risks associated with labour disturbances and unavailability of skilled labour; risks associated with the availability and/or fluctuations in the costs of raw materials and consumables used in the Company's production processes; risks associated with environmental compliance and permitting, including those created by changes in environmental legislation and regulation and delays in obtaining permits and licenses that could impact expected production levels or increases in expected production levels; actions taken by regulatory authorities with respect to mining and processing activities; risks associated with the Company’s dependence on third parties in the provision of transportation and other critical services; title risks; the adequacy of insurance coverage; uncertainty as to reclamation and decommissioning liabilities; the ability of the Company’s bonding companies to require increases in the collateral required to secure reclamation obligations; the potential for, and outcome of, litigation and other legal proceedings, including potential injunctions pending the outcome of such litigation and proceedings; the ability of Energy Fuels to meet its obligations to its creditors; risks associated with the Company’s relationships with its business and joint venture partners; failure to obtain industry partner, government and other third party consents and approvals, when required; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions; risks inherent in the Company’s and industry’s forecasts or predictions of future uranium and vanadium price levels; fluctuations in the market prices of uranium and vanadium, which are cyclical and subject to substantial price fluctuations; the risks associated with asset impairment as a result of decreases in uranium prices; risks associated with lack of access to markets and the ability to access capital; the market price of Energy Fuels’ securities; public resistance to nuclear energy or uranium mining; uranium industry competition and international trade restrictions; and the other factors discussed under the “Risk Factors” section in this Prospectus and in the Annual Information Form (as defined below). Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward looking statements contained in this Prospectus.

    Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, the following assumptions: that there is no material deterioration in general business and economic conditions; that there is no unanticipated fluctuation of interest rates and foreign exchange rates; that the supply and demand for, deliveries of, and the level and volatility of prices of uranium, vanadium and the Company’s other primary metals and minerals develop as expected; that uranium and vanadium prices required to reach, sustain or increase expected or forcasted production levels are realized as expected; that the Company receives regulatory and governmental approvals for the Company’s development projects and other operations on a timely basis; that the Company is able to operate its mineral properties and processing facilities as expected; that existing licenses and permits are renewed as required; that the Company is able to obtain financing for the Company’s development projects on reasonable terms; that the Company is able to procure mining equipment and operating supplies in sufficient quantities and on a timely basis; that engineering and construction timetables and capital costs for the Company’s development and expansion projects and restarting projects on standby, are not incorrectly estimated or affected by unforeseen circumstances; that costs of closure of various operations are accurately estimated; that there are no unanticipated changes in collateral requirements for surety bonds; that there are no unanticipated changes to market competition; that the Company’s reserve and resource estimates are within reasonable bounds of accuracy (including with respect to size, grade and recoverability) and that the geological, operational and price assumptions on which these are based are reasonable; that environmental and other administrative and legal proceedings or disputes are satisfactorily resolved; and that the Company maintains ongoing relations with its employees and with its business and joint venture partners

     All written and oral forward looking statements or information attributable to the Company or persons acting on the Company’s behalf are expressly qualified in their entirety by the foregoing cautionary statements.

     Forward looking statements speak only as of the date the statements are made. You should not put undue reliance on any forward looking statements.

     The Company cautions that the foregoing list of assumptions, risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect operations or financial results are included under the heading “Risk Factors”. Additional information may also be found in the Company’s other reports on file with the Canadian securities regulatory authorities, including the Annual Information Form (as defined below). The forward-looking statements and forward-looking information contained in this Prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement. The Company does not undertake any obligation to publicly update or revise any forward looking statements to reflect actual results, changes in assumptions or changes in other factors affecting any forward looking statements or information except as expressly required by applicable securities laws. If the Company does update one or more forward looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward looking statements.

     Statements relating to "mineral reserves" or "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the mineral reserves and mineral resources described can be profitably produced in the future.

DOCUMENTS INCORPORATED BY REFERENCE

     Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Company, at 225 Union Blvd, Suite 600, Lakewood CO 80228 USA, telephone (303) 389-4143. These documents are also available on SEDAR at www.sedar.com under the Company’s profile. The filings of the Company through SEDAR and the SEC’s Electronic Document Gathering and Retrieval System, which is commonly known by the acronym “EDGAR”, and may be accessed at www.sec.gov., are not incorporated by reference in this Prospectus except as specifically set out herein.

     The following documents, as filed with the various securities commissions or similar authorities in Canada, are specifically incorporated by reference into and form an integral part of this Prospectus:

(a)	The 2013 Annual Information Form of the Company dated March 26, 2014 in respect of the 15 month period ended December 31, 2013 (the “Annual Information Form”);

(b)

The audited annual consolidated financial statements of the Company for the 15 month period ended December 31, 2013 and the year ended September 30, 2012, together with the notes thereto and the auditors’ report thereon;

(c)	The management’s discussion and analysis of the financial condition and results of operations of the Company for the 15 month period ended December 31, 2013;

(d)	Business acquisition report of the Company dated September 27, 2013 in respect of the acquisition of Strathmore Minerals Corp.;

(e)	Management Information Circular of the Company dated January 25, 2013 distributed in respect of the annual and special meeting of shareholders of the Company held on March 6, 2013;

(f)

Management Information Circular of the Company dated July 15, 2013 distributed in respect of the special meeting of shareholders of the Company held on August 13, 2013 but excluding the fairness opinion of Haywood Securities Inc. included therein; and

(g)	Management Information Circular of the Company dated September 24, 2013 distributed in respect of the special meeting of shareholders of the Company held on October 30, 2013.

     Any documents of the type required by National Instrument 44 101- Short Form Prospectus Distributions (“NI 44 101”) to be incorporated by reference in a short form prospectus, including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditor’s report thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports filed by the Company with the securities commissions or similar authorities in Canada subsequent to the date of this Prospectus and before the termination of the Offering, are deemed to be incorporated by reference in this Prospectus.

     To the extent that any document or information incorporated by reference into this Prospectus is included in a report that is filed with or furnished to the SEC on Form 40-F or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 of which this Prospectus forms a part. In addition, the Company may incorporate by reference into this Prospectus documents that it files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934 (the “Exchange Act”) if and to the extent expressly provided therein.

     Upon a new annual information form and the related annual audited consolidated financial statements being filed by the Company with, and where required, accepted by, the CSA during the currency of this Prospectus, the previous annual information form, the previous annual audited consolidated financial statements and all interim unaudited financial statements (including management’s discussion of financial condition and results of operations in the quarterly reports for such periods), material change reports and management information circulars filed prior to the commencement of the Company’s financial year in which the new annual information form is filed shall be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities hereunder.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus and shall be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement solely for the purposes of the offering of the Securities covered by that Prospectus Supplement.

RISK FACTORS

     An investment in the Securities is subject to a number of risks. A prospective purchaser of the Securities should carefully consider the information and risks faced by the Company described in this Prospectus and the documents incorporated herein by reference, including without limitation the risk factors set out under the heading “Risk Factors” in the Annual Information Form.

     The operations of the Company are highly speculative due to the high-risk nature of its business, which includes the acquisition, financing, exploration, permitting, development and mining of mineral properties, the milling and processing of ore and other feed materials and the marketing of the resulting products. The risks and uncertainties incorporated by reference herein are not the only ones facing the Company. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. If any of the risks actually occur, the Company’s business, financial condition and operating results could be adversely affected. As a result, the trading price of the Securities could decline and investors could lose part or all of their investment.

PRESENTATION OF FINANCIAL INFORMATION

     The financial statements of the Company incorporated by reference in this Prospectus and any Prospectus Supplement are reported in United States dollars. On November 14, 2013, the Company changed its fiscal year end from September 30 to December 31. The audited financial statements incorporated by reference in this Prospectus are for the 15 month period December 31, 2013 and the year ended September 30, 2012. Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus and any Prospectus Supplement have been prepared in accordance with IFRS as issued by the IASB, and may not be comparable to financial statements prepared in accordance with United States generally accepted accounting principles.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

     All monetary amounts used in this Prospectus and any Prospectus Supplement are or will be stated in Canadian dollars, unless otherwise indicated. References to “$” or “Cdn$” are to Canadian dollars and references to “US$” are to U.S. dollars. On April 8, 2014, the noon spot rate for Canadian dollars in terms of the United States dollar, as reported by the Bank of Canada, was US$1.00= $1.0922 or $1.00=US$ 0.9156.

EXPLANATORY NOTE REGARDING SHARE CONSOLIDATION

     Effective November 5, 2013, the Company amended its Articles to consolidate the issued and outstanding common shares of the Company on the basis of one post-consolidation common share for every 50 pre-consolidation common shares (the “Share Consolidation”). Unless otherwise stated, all data for periods prior to November 5, 2013 relating to numbers of common shares, prices of common shares, number of stock options and exercise prices of stock options set forth in this Prospectus (excluding the documents incorporated by reference herein) have been adjusted to give retroactive effect to the Share Consolidation. For the purpose of giving retroactive effect to the Share Consolidation, the Company has rounded fractional shares to the nearest whole share and rounded fractional price information to the nearest cent, with fractions of 0.5 or greater rounded up and fractions of less than 0.5 rounded down. As a result of such rounding, actual amounts may differ. Unless otherwise indicated, references in this Prospectus (but not in the documents incorporated by reference herein, unless otherwise indicated therein) to “Common Shares” are to the common shares of the Company after giving effect to the Share Consolidation.

THE COMPANY

General

     Energy Fuels Inc. was incorporated on June 24, 1987 in the Province of Alberta under the name “368408 Alberta Inc.” In October 1987, the name was changed to “Trevco Oil & Gas Ltd.” In May 1990 the name was changed to “Trev Corp.” In August 1994 the name was changed to “Orogrande Resources Inc.” In April 2001, the name was changed to “Volcanic Metals Exploration Inc.” On September 2, 2005, the Company was continued under the Business Corporations Act (Ontario). On March 26, 2006, Volcanic Metals Exploration Inc. acquired 100% of the outstanding shares of “Energy Fuels Resources Corporation.” On May 26, 2006, Volcanic Metals Exploration Inc. changed its name to “Energy Fuels Inc.”

     The Company’s registered and head office is located at 2 Toronto Sttreet, Suite 500, Toronto, Ontario, Canada, M5C 2B6. The Company’s principal place of business and the head office of the Company’s U.S. subsidiaries is located at 225 Union Blvd., Suite 600, Lakewood, Colorado, 80228 USA.

Inter-corporate Relationships

     The following chart sets forth the name of each of the Company’s material subsidiaries and the jurisdiction of incorporation and the direct or indirect percentage ownership by the Company of each such subsidiary.

Description of the Business

     Energy Fuels is one of the largest uranium producers in the United States. Energy Fuels operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the United States. The mill is capable of processing 2,000 tons per day of uranium ore. Energy Fuels has projects located in Arizona, Colorado, New Mexico, Utah and Wyoming in the Western United States, including a currently producing mine, several mines on standby, and mineral properties in various stages of permitting and development. The Common Shares are listed on the TSX under the trading symbol “EFR” and on the NYSE MKT under the symbol “UUUU”.

     For a detailed description of the business of Energy Fuels please refer to “General Development of the Business” and “Energy Fuels’ Business” in the Annual Information Form.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

     Other than as described in the Annual Information Form, no director or executive officer of the Company is as at the date of this Prospectus, or was within the 10 years prior to the date of this Prospectus, a director, chief executive officer or chief financial officer of any company that:

(a)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days (any of such orders, an “Order”), which Order was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

CONSOLIDATED CAPITALIZATION

     Since December 31, 2013, the date of the Company’s most recently filed financial statements, the only material changes to the Company’s share and loan capital, on a consolidated basis, were: (i) the granting of stock options to acquire 307,250 Common Shares on January 23, 2014; (ii) the issuance of a total of 61,301 Common Shares on the exercise of warrants; and (iii) the issuance of 15,000 Common Shares upon the exercise of stock options on April 4, 2014, See “Prior Sales”.

USE OF PROCEEDS

     Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes, including to fund potential future acquisitions and capital expenditures. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.

     All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Company’s general funds, unless otherwise stated in the applicable Prospectus Supplement.

PLAN OF DISTRIBUTION

     The Company may offer and sell the Securities, separately or together, to or through one or more underwriters or dealers, purchasing as principals for public offering and sale by them, and also may sell Securities to one or more other purchasers directly or through agents. Each Prospectus Supplement will set out the terms of the offering, including:

  the name or names of any underwriters or agents;
  the purchase price or prices, and form of consideration, for the Securities;
  the proceeds to the Company from the sale of the Securities;
  any underwriting discounts or commissions and other items constituting underwriters’ compensation;

  any delayed delivery arrangements; and
  any securities exchanges on which the Securities may be listed.

     A Prospectus Supplement may also provide that the Securities sold thereunder will be “flow-through” securities.

     The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at the market distributions” as defined in Canadian National Instrument 44-102 – Shelf Distributions, including sales made directly on a national securities exchange in the United States, as applicable. Additionally, this Prospectus and any Prospectus Supplement may also cover the initial resale of the Securities purchased thereto. The price at which the Securities may be offered may vary as between purchasers and during the distribution period. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

     Underwriters, dealers and agents that participate in the distribution of the Securities may be entitled under one or more agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under Canadian and U.S. securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may engage in transactions with, or perform services for, the Company in the ordinary course of business.

     Except as set out in a Prospectus Supplement relating to a particular offering of Securities in connection with any offering of Securities, the underwriters or dealers, as the case may be, may over-allot or effect transactions intended to fix or stabilize the market price of the Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

PRIOR SALES

     During the 12-month period prior to the date of this Prospectus, the Company has issued Common Shares, or securities convertible into Common Shares, as follows:

Date Issued/	Number of Securities	Security	Price per Security
Granted
May 9, 2013	6,000	Stock options to purchase Common Shares exercisable at $7.00 per share	N/A

May 23, 2013	17,000	Common Shares issued in partial satisfaction of consulting fees	N/A

June 13, 2013	947,616	Private placement of Common Shares	$7.00

June 13, 2013	473,808	Warrants exercisable at $9.50 per share issued pursuant to private placement	N/A

June 13, 2013	50,594	Compensation warrants issued in partial satisfaction of agents’ compensation for private placement	N/A

July 15, 2013	196,150	Stock options to purchase Common Shares exercisable at $8.75 per share	N/A

July 31, 2013	4,000	Common Shares issued in partial satisfaction of consulting fees	N/A

July 31, 2013	31,407	Common Shares issued pursuant to property acquisitions	N/A

August 30, 2013	3,665,395	Common Shares issued in exchange for common shares of Strathmore	N/A

August 30, 2013	63,024	Common Shares issued in exchange for restricted share units of Strathmore	N/A

August 30, 2013	292,971	Stock options issued in exchange for stock options of Strathmore	N/A

August 30, 2013	55,095	Common Shares issued in satisfaction of advisory fees payable in connection with acquisition of Strathmore	$10.90

September 13, 2013	107,645	Common Shares issued in partial satisfaction of termination obligations owed to former employees and consultants of Strathmore	$11.00

October 16, 2013	625,000	Common Shares issued to underwriters pursuant to a bought deal offering	$8.00

October 16, 2013	30,963	Compensation warrants issued to the underwriters exercisable at $8.00 per share issued pursuant to bought deal offering	N/A

October 16, 2013	93,750	Over-allotment option to purchase Common Shares at $8.00 per share granted pursuant to bought deal offering, which was exercisable until November 15, 2013, but was not exercised	N/A

January 23, 2014	307,250	Stock options to purchase Common Shares exercisable at $9.05 per share	N/A

February 28 and March 10, 2014	8,949	Common Shares issued upon exercise of compensation warrants previously issued to underwriters in October 16, 2013 bought deal offering	9.50

March 20, 2014	30,679	Common Shares issued upon exercise of compensation warrants previously issued to underwriters in October 16, 2013 bought deal offering	9.00

March 20, 2014	21,673	Common Shares issued upon exercise of compensation warrants previously issued to underwriters in October 16, 2013 bought deal offering	8.00

April 4, 2014	15,000	Common Shares issued upon exercise of stock options	8.75

TRADING PRICE AND VOLUME

     The Common Shares are listed and traded in Canada on the TSX and in the United States on the NYSE MKT.

     The following table sets forth the high and low sale prices and the monthly trading volume for the Common Shares on both (i) the TSX since March, 2013, adjusted to give retroactive effect to the Share Consolidation for periods prior to November 5, 2013 (see “Explanatory Note Regarding Share Consolidation”) and (ii) the NYSE MKT since trading of the Common Shares commenced on December 4, 2013.

	High	Low	Volume
Toronto Stock Exchange	($)	($)	(#)
April 2013	8.00	6.25	169,846
May 2013	9.00	6.25	423,384
June 2013	8.50	7.00	280,808
July 2013	9.00	7.75	382,380
August 2013	11.50	9.00	784,822
September 2013	10.50	8.00	437,767
October 2013	9.00	5.50	841,448
November 2013	7.00	4.75	1,026,808
December 2013	6.22	5.72	882,279
January 2014	9.20	6.10	2,285,619
February 2014	11.90	7.90	1,416,274
March 2014	13.03	9.84	1,908,245
April 1-8, 2014	10.69	9.28	341,722

	High	Low	Volume
NYSE MKT	(US$)	(US$)	(#)
December 4-31, 2013	6.16	5.36	884,971
January 2014	8.36	5.75	1,657,457
February 2014	10.75	7.06	1,140,081
March 2014	11.21	8.81	1,269,302
April 1-8, 2014	9.77	8.41	220,483

     On April 8, 2014, the closing price of the Common Shares was $9.28 on the TSX and US$8.41 on the NYSE MKT.

     The following table sets forth the high and low sale prices and monthly trading volume for the Company’s convertible debentures (the “Debentures”) on the TSX since April 2013.

	High	Low	Volume
Month	($)	($)	($)
April 2013	90.06	73.50	190,000
May 2013	92.00	79.00	148,000
June 2013	95.00	93.00	127,000
July 2013	97.00	93.00	84,000
August 2013	96.50	92.50	85,000
September 2013	98.40	97.00	61,000
October 2013	95.00	90.00	84,000
November 2013	89.99	85.25	20,000
December 2013	90.00	81.00	666,000
January 2014	89.50	85.00	51,000
February 2014	98.00	88.00	3,694,000
March 2014	100.25	95.50	1,760,000
April 1-8, 2014	100.00	99.00	40,000

On April 8, 2014, the closing price of the Debentures was $99.00 on the TSX.

EARNINGS COVERAGE

     The earnings coverage ratio of the Company for the 12-month period ended December 31, 2013 based on unaudited financial information was (45.9). This earnings coverage ratio does not purport to be indicative of earnings coverage ratios for any future periods. If the Company offers any preferred shares or debt securities having a term to maturity in excess of one year under this Prospectus and a Prospectus Supplement, the Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such securities.

     The Company has no history of earnings other than from the gain on purchase of Denison Mines Holdings Corp. For the twelve months ended December 31, 2013, the Company would have required additional earnings of $85.3 million in respect of interest on long-term debt in order to achieve an earnings coverage ratio of one-to-one for such period.

DESCRIPTION OF SHARE CAPITAL

     The authorized capital of the Company consists of an unlimited number of Common Shares, an unlimited number of preferred shares issuable in series, and an unlimited number Series A preferred shares.

     As of April 9, 2014, there were 19,698,472 Common Shares issued and outstanding and no preferred shares outstanding. Holders of Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of the shareholders of the Company, and each Common Share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Company. Holders of Common Shares are entitled to receive such dividends in any financial year as the Board of Directors of the Company may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, holders of Common Shares are entitled to receive the remaining property and assets of the Company. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

     In addition, on July 24, 2012, the Company issued $22,000,000 principal amount of convertible debentures. The Debentures will mature on June 30, 2017 and are convertible into Common Shares of the Company at the option of the holder at a conversion price, subject to certain adjustments, of $15.00 per share at any time prior to redemption or maturity. As at April 9, 2014, up to 1,466,667 Common Shares are issuable upon conversion of the Debentures.

     The Company has 1,079,069 warrants outstanding, all of which are exercisable as described below (adjusted to give retroactive effect to the Share Consolidation - see “Explanatory Note Regarding Share Consolidation”):

Number of Warrants	Exercise Price	Expiry Date

230,000	$32.50	March 31, 2015
355,005	$13.50	June 21, 2015
464,859	$9.50	June 15, 2015
19,915	$9.00	June 15, 2015
9,290	$8.00	October 16, 2015

DESCRIPTION OF WARRANTS

     The Company will not offer warrants for sale unless the Prospectus Supplement containing the specific terms of the warrants to be offered separately is first approved for filing by the securities commissions or similar regulatory authorities in each of the jurisdictions where the warrants will be offered for sale or unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction. Subject to the foregoing, the Company may issue warrants independently or together with other securities, and warrants sold with other securities may be attached to or separate from the other securities. Warrants will be issued under one or more warrant indentures or warrant agency agreements to be entered into by the Company and one or more banks or trust companies acting as warrant agent.

     The statements made in this Prospectus relating to any warrant agreement and warrants to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement. You should refer to the warrant indenture or warrant agency agreement relating to the specific warrants being offered for the complete terms of the warrants. A copy of any warrant indenture or warrant agency agreement relating to an offering or warrants will be filed by the Company with the securities regulatory authorities in Canada following its execution. The particular terms of each issue of common share purchase warrants will be described in the applicable Prospectus Supplement. This description will include, where applicable:

  the designation and aggregate number of warrants;
  the price at which the warrants will be offered;
  the currency or currencies in which the warrants will be offered;
  the date on which the right to exercise the warrants will commence and the date on which the right will expire;
  the number of Common Shares that may be purchased upon exercise of each warrant and the price at which and currency or currencies in which the common shares may be purchased upon exercise of each warrant;
  the designation and terms of any securities with which the warrants will be offered, if any, and the number of the warrants that will be offered with each security;
  the date or dates, if any, on or after which the warrants and the related securities will be transferable separately;
  whether the warrants will be subject to redemption and, if so, the terms of such redemption provisions;
  material United States and Canadian federal income tax consequences of owning the warrants; and
  any other material terms or conditions of the warrants.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

     The Company may issue subscription receipts, which will entitle holders to receive upon satisfaction of certain release conditions and for no additional consideration, Common Shares, debt securities, warrants or any combination thereof. Subscription receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), each to be entered into between the Company and an escrow agent (the “Escrow Agent”), which will establish the terms and conditions of the subscription receipts. Each Escrow Agent will be a financial institution organized under the laws of the United States or a state thereof or Canada or a province thereof and authorized to carry on business as a trustee. The terms of any subscription receipts offered under this Prospectus and any related agreements will be described in the Prospectus Supplement filed in respect of the issuance of such subscription receipts.

     The holders of subscription receipts will not be shareholders of the Company. Holders of subscription receipts are entitled only to receive common shares, debt securities, warrants or a combination thereof on exchange of their subscription receipts, plus any cash payments provided for under the Subscription Receipt Agreement, if the release conditions are satisfied. If the release conditions are not satisfied, the holders of subscription receipts shall be entitled to a refund of all or a portion of the subscription price therefor and all or a portion of the pro rata share of interest earned or income generated thereon, as provided in the Subscription Receipt Agreement.

DESCRIPTION OF PREFERRED SHARES

     The preferred shares issuable in series will have the rights, privileges, restrictions and conditions assigned to the particular series upon the board of directors of the Company approving their issuance, subject to the Company’s articles of incorporation. The Series A preferred shares are non-redeemable, non-callable, non-voting and do not have a right to dividends. The terms of any preferred shares offered under this Prospectus and any related agreements will be described in the Prospectus Supplement filed in respect of the issuance of such preferred shares.

DESCRIPTION OF UNITS

     The Company may issue units comprising one or more of the other securities described in this Prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit purchase agreement, if any, under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date. The particular terms and provisions of units offered by any Prospectus Supplement will be described in the Prospectus Supplement filed in respect of such units.

DESCRIPTION OF DEBT SECURITIES

     From time to time, debt securities may be offered and sold under this Prospectus. The terms of any debt securities and any related agreements or indentures will be described in a Prospectus Supplement to be filed in respect of such offering.

CERTAIN INCOME TAX CONSIDERATIONS

     The applicable Prospectus Supplement will describe certain Canadian federal income tax consequences to an investor of acquiring any Securities offered thereunder, including, for investors who are non-residents of Canada, whether the payments of dividends (or any other amounts) on the Securities, if any, will be subject to Canadian nonresident withholding tax.

The applicable Prospectus Supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code), including, to the extent applicable, any such consequences relating to Securities payable in a currency other than the U.S. dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items.

INTEREST OF EXPERTS

     The Company’s independent auditors, KPMG LLP, have audited the consolidated financial statements of the Company for the fifteen-month period ended December 31, 2013 and year ended September 30, 2012. In connection with their audit, KPMG LLP has confirmed that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and under all relevant US professional and regulatory standards.

     Ernst & Young LLP have audited the consolidated financial statements of Strathmore Minerals Corp. for the years ended December 31, 2012 and 2011. To the knowledge of the Company’s management, Ernst & Young LLP was independent of Strathmore Minerals Corp. in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia until its acquisition by Energy Fuels Inc. on August 30, 2013.

     Each of the following Qualified Persons, within the meaning of NI 43-101, have prepared a technical report for the Company and/or one of its subsidiaries:

  Patti Nakai-Lajoie, Professional Geoscientist; Robert Michaud, Professional Engineer; Stuart E. Collins, Professional Engineer; and Roderick C. Smith, Professional Engineer of RPA (USA) Ltd. prepared the technical report dated August 6, 2012 entitled “Technical Report on the Roca Honda Project, McKinley County, New Mexico, U.S.A.”;

  Richard L. Nielsen, Certified Professional Geologist; Thomas C. Pool, Registered Professional Engineer; Robert L. Sandefur, Certified Professional Engineer; and Matthew P. Reilly, Professional Engineer of Chlumsky, Armbrust and Meyer LLC prepared the technical report dated March 22, 2013 entitled “Technical Report Update of Gas Hills Uranium Project Fremont and Natrona Counties, Wyoming, USA”;

  Paul Tietz, Certified Professional Geologist, and Neil Prenn, Registered Professional Engineer of Mine Development Associates prepared the technical report dated August 24, 2012 entitled “Technical Report on the Copper King Project, Laramie County, Wyoming”;

  Thomas C. Pool, P.E. and David A. Ross, M. Sc., P. Geo. of Roscoe Postle Associates Inc. prepared the technical report dated June 27, 2012 entitled “Technical Report on the Arizona Strip Uranium Project, Arizona, U.S.A.”;

  David A. Ross, M.Sc., P.Geo. and Christopher Moreton, Ph.D., P.Geo., of Roscoe Postle Associates Inc. prepared the technical report dated June 27, 2012 entitled “Technical Report on the EZ1 and EZ2 Breccia Pipes, Arizona Strip District, U.S.A.”;

  William E. Roscoe, Ph.D., P. Eng., Douglas H. Underhill, Ph.D., C.P.G., and Thomas C. Pool, P.E. of Roscoe Postle Associates Inc. prepared the technical report dated June 27, 2012 entitled “Technical Report on the Henry Mountains Complex Uranium Property, Utah, U.S.A.”;

  Douglas C. Peters, Certified Professional Geologist, of Peters Geosciences prepared: (i) the technical report dated December 16, 2011 entitled “Sage Plain Project (Including the Calliham Mine and Sage Mine) San Juan County, Utah and San Miguel County, Colorado”; (ii) the technical report dated March 15, 2011 entitled “Updated Technical Report on Energy Fuels Resources Corporation’s Whirlwind Property (Including Whirlwind, Far West, and Crosswind Claim Groups and Utah State Metalliferous Minerals Lease ML-49312), Mesa County, Colorado and Grand County, Utah”; (iii) the technical report dated July 18, 2012 entitled “The Daneros Mine Project, San Juan County, Utah, U.S.A”; and (iv) the technical report dated March 25, 2014 entitled “Technical Report on Energy Fuels Inc.’s La Sal District Project (including the Pandora, Beaver and Energy Queen projects).”;

  O. Jay Gatten, Utah Professional Geologist prepared the technical report dated March 21, 2011 entitled “NI 43-101 Technical Report on San Rafael Uranium Project (including the Deep Gold Uranium Deposit and the Down Yonder Uranium Deposit) Emery County, Utah”;

  Douglas L. Beahm, P.E., P.G. Principal Engineer of BRS Engineering prepared the technical report dated April 13, 2012 entitled “Sheep Mountain Uranium Project Fremont County, Wyoming USA – Updated Preliminary Feasibility Study – National Instrument 43-101 Technical Report” and (ii) the technical report dated January 27, 2014 entitled "Juniper Ridge Uranium Project, Carbon County, Wyoming, USA, Updated 43-101 Mineral Resource and Preliminary Economic Assessment Technical Report”; and

  Terrence P. McNulty, P.E., D.Sc. prepared the technical report dated January 27, 2014 entitled "Juniper Ridge Uranium Project, Carbon County, Wyoming, USA, Updated 43-101 Mineral Resource and Preliminary Economic Assessment Technical Report”.

     To the knowledge of the Company’s management, as of the date hereof, collectively, Roscoe Postle Associates Inc., Chlumsky, Armbrust and Meyer LLC, Mine Development Associates, Peters Geosciences, BRS Engineering and all of the above-named Qualified Persons (collectively, the “Technical Experts”), beneficially own, directly or indirectly, less than 1% of the Common Shares of the Company.

LEGAL MATTERS

     Certain legal matters in connection with the Securities offered hereby will be passed on for the Company by Borden Ladner Gervais LLP, Toronto, Ontario. At the date hereof, partners and associates of Borden Ladner Gervais LLP own beneficially, directly or indirectly, less than one percent of any securities of the Company or any associate or affiliate of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

     The auditors of the Company are KPMG LLP, Chartered Professional Accountants, located at Bay Adelaide Centre, 333 Bay Street, Suite 4600, Toronto, Ontario M5H 2S5. The registrar and transfer agent for the Company’s common shares is CST Trust Company, Inc., through its offices at 320 Bay Street, P.O. Box 1, Toronto, Ontario M5H 4A6.

AVAILABLE INFORMATION

     The Company has filed with the SEC a registration statement on Form F-10 under the U.S. Securities Act of 1933, as amended with respect to the securities offered hereby. This Prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to the Company and the securities offered in this Prospectus, reference is made to the registration statement and to the schedules and exhibits filed therewith. Statements contained in this Prospectus as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed and exhibits to the registration statement. Each such statement is qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports and other information with the SEC. Under a multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. The Company is exempt from the rules under Section 14 of the Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Under the Exchange Act, the Company is not required to publish financial statements as frequently or as promptly as U.S. companies. Any information filed with the SEC can be read and copied at prescribed rates at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330 or by accessing its website at www.sec.gov. Some of the documents the Company files with or furnishes to the SEC are electronically available from the SEC’s Electronic Document Gathering and Retrieval System, which is commonly known by the acronym “EDGAR”, and may be accessed at www.sec.gov.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

     The Company is incorporated under the laws of the Province of Ontario, Canada. Some of the Company’s directors and officers and the experts named in this Prospectus are residents of Canada. Some of the Company’s assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce U.S. judgments against the Company or these persons. The Company’s Canadian counsel has advised the Company that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. The Company cannot provide assurance that this will be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon the civil liability provisions of U.S. federal securities laws.

ENERGY FUELS INC.

Up to US$15,640,000

 Common Shares

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PROSPECTUS SUPPLEMENT
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September 29, 2015